SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG HOUSTON LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866

February 28, 2012

Valerie Lithotomos

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

Post-Effective Amendment No. 27 to Registration Statement on
Form N-1A of Mirae Asset Discovery Funds

(File Nos. 333-166018 and 811-22406)

Dear Ms. Lithotomos:

On behalf of Mirae Asset Discovery Funds (the “Trust”), we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 27 (the “Amendment”) to the Trust’s registration statement on Form N-1A (the “Registration Statement”) with respect to Global Dynamic Bond Fund.

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and will become effective on February 29, 2012.

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement.  We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to certain comments provided by you and other members of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) by telephone on January 25, 2012 regarding the Post-Effective Amendment No. 21 (“Post-Effective Amendment No. 21”) to the Trust’s Registration Statement filed with the Commission on November 29, 2011 for the purpose of registering shares of beneficial interest of the Fund.  We have discussed the Staff’s comments with representatives of the Trust.  The Trust’s response to the Staff’s comments are set out immediately under each restated comment, and new disclosure is set out in italics.  Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Comment 1:

The investment objective for Global Dynamic Bond Fund is to achieve maximum total return.  Please define total return somewhere in the prospectus.

Response:

The requested change has been made.  The following language has been added to the prospectus: “Total return consists of income earned on the Fund’s investments and capital appreciation.”  In addition, the investment objective has been revised to delete “maximum.”

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Valerie Lithotomos

February 28, 2012

Comment 2:

Please specify the “certain other expenses” referenced in the footnote to the Fees and Expense table describing the fee waiver and expense reimbursement.

Response:

The “certain other Fund expenses” referenced would include other expenditures that are capitalized in accordance with generally accepted accounting principles; expenses incurred indirectly by the Fund as a result of investments in other investment companies and pooled investment vehicles; expenses attributable to, and incurred as a result of, the Fund’s investments; and other extraordinary expenses not incurred in the ordinary course of the Fund’s business.  We respectfully submit that this level of detail is inappropriate in a footnote to the Fees and Expenses table; however, we note that a more detailed description of the fee waiver agreement is provided in the “Management of the Funds” section with respect to the Fund to provide additional details regarding the expenses that are excluded.  We have included a cross-reference to the “Management of the Fund” section of the prospectus in the footnote describing the fee waiver and expense reimbursement.

Comment 3:

Please advise if the Fund will have any acquired fund fees and expenses.  If so, please add acquired fund fees and expenses as a line item to the fees and expenses table.

Response:

The Fund expects to have acquired fund fees and expenses.  A line item for acquired fund fees and expenses has been added to the fees and expenses table.

Comment 4:

The Staff notes that the Fund may invest more than 25% of its asset in issuers located in a single country.  If the Fund is substantially invested (i.e., over 25% of its assets) in a single country, the Fund should supplement the prospectus to include the risks of investing in that particular country.  No revision is required at this time if the Fund’s investments are not currently concentrated in any country.

Response:

The Fund will monitor its percentage of total assets invested in the various countries in which it invests and will supplement the prospectus if the Fund determines that additional risk disclosure is necessary due to a substantial investment in a particular country.

Comment 5:

The Staff notes that the Fund “seeks to achieve its investment objective by investing at least 80% of its net assets, plus any borrowings for investment purposes, measured at the time of purchase, in fixed income securities and other instruments that provide exposure to global bond markets.”  Please explain what is included in the “other instruments that provide exposure to global bond markets” and explain how these other instruments are equivalent to bonds.

Response:

Other instruments that provide exposure to the global bond markets include derivatives and exchange traded funds. The prospectus describes the types of derivative instruments the Fund currently intends to utilize. Additionally, as noted below in the response to Comment 6, the Fund intends to invest in bond exchange traded funds that provide exposure to certain sectors of the foreign and domestic bond markets.

Comment 6:

The Staff notes that the Fund may invest in bond exchange traded funds.  Please confirm that these include both foreign and domestic exchange traded funds.

Response:

The Fund intends to invest in bond exchange traded funds with exposure to foreign and domestic markets.

Comment 7:

Please disclose the ratings and credit quality of the fixed income instruments in which the Fund will invest.

Response:

As noted in the prospectus, the Fund “may invest in both investment grade and non-investment grade securities of developed and emerging countries” and may have significant exposure to non-investment grade securities.

Valerie Lithotomos

February 28, 2012

Comment 8:

Fundamental investment restriction (a) states that the Fund may not borrow money except that the Fund may engage in transactions in mortgage dollar rolls which are accounted for as financing.  Please define mortgage dollar rolls and advise on how much borrowing through mortgage dollar rolls is anticipated for this Fund.

Response:

A mortgage dollar roll is a type of repurchase transaction in the mortgage pass-through securities market in which one party trade of a “to be announced” (“TBA”) trade agrees to sell off the same TBA trade in the current month and to buy back the same trade in a future month at a lower price.  The Fund currently does not anticipate any borrowing through mortgage dollar rolls.

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The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

Please do not hesitate to contact me at (212) 839-5856 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Gladys Chang

Gladys Chang